Richards, Layton & Finger, P.A.
                           A Professional Association
                                One Rodney Square
                              920 North King Street
                           Wilmington, Delaware 19801
                              Phone: (302) 651-7700
                               Fax: (302) 651-7701
                                   www.RLF.com

                                 January 7, 2008

Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, New York  11706

Ladies and Gentlemen:

      We have acted as special Delaware counsel to Air Industries Group, Inc., a Delaware corporation (the "Company"), in connection with a proposed amendment to the Company's certificate of incorporation effecting a reverse stock split of the Company's common stock (collectively, the "Proposed Amendment").

      For the purpose of rendering our opinions as stated herein, we have examined and have relied as to certain matters of fact upon the following documents:

            (i) the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on January 13, 2006, as amended by the Certificate of Designation of the Relative Rights, Powers and Preference of the Series B Convertible Preferred Stock, as filed with the Secretary of State on April 11, 2007, as further amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on June 26, 2007 (collectively, the "Certificate of Incorporation");

            (ii) the bylaws of the Company (the "Bylaws");

            (iii) the Preliminary Proxy Statement of the Company, as filed with the SEC on January 7, 2008 including the form of the Proposed Amendment.

      With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals, the conformity to the authentic original documents of all documents submitted to us as copies or forms, the genuineness of all signatures and the legal capacity of all natural persons; and (ii) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. Except as listed above, we have not reviewed any document for purposes of rendering our opinions as expressed herein, and we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed

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Air Industries Group, Inc.
January 7, 2008
Page 2


herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied as to factual matters solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

      In addition to the foregoing, for the purpose of rendering our opinion as expressed herein, we have, with your consent, assumed that the Certificate of Incorporation and the Bylaws constitute the certificate of incorporation and bylaws, respectively, of the Company as presently in effect and that the Proposed Amendment will be duly authorized and adopted before being filed with the Secretary of State.

                                   BACKGROUND

      The Proposed Amendment provides, in relevant part, that:

            Effective upon the filing of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), the shares of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time (the "Old Common Stock"), will be automatically reclassified as and combined into shares of Common Stock (the "New Common Stock") such that each ten to thirty shares of Old Common Stock shall be reclassified as and combined into one share of New Common Stock, the exact ratio within the ten-to-thirty range to be determined by the board of directors of the Corporation prior to the Effective Time and publicly announced by the Corporation.

      You have requested our opinion as to whether the Proposed Amendment when duly executed and filed with the Secretary of State will be effective under Delaware law.

                                    ANALYSIS

      Generally, a corporation may amend its certificate of incorporation "so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment." 8 Del. C. ss. 242(a). In particular, a corporation may amend its certificate of incorporation "by...combining the outstanding shares of any class or series of a class of shares into a...lesser number of outstanding shares" 8 Del. C. ss. 242(a)(3). Section 242 of the General Corporation Law provides that an amendment must first be proposed by the directors and then approved by the stockholders entitled to vote thereon. 8 Del. C. ss. 242. If a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voting in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with section 242 shall be executed, acknowledged and filed and shall become effective in accordance with
Section 103 of the General Corporation Law. 8 Del. C. ss.242(b)(1).

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Air Industries Group, Inc.
January 7, 2008
Page 3


      Section 102(d) of the General Corporation Law establishes that, subject to enumerated exceptions, a corporation's certificate of incorporation may include provisions dependent upon facts ascertainable outside of the certificate. Specifically, Section 102(d) provides that "any provision of the certificate of incorporation may be made dependent upon facts ascertainable outside such instrument, provided that the manner in which such facts shall operate upon the provision is clearly and explicitly set forth therein." 8 Del. C. ss. 102(d).

      Although Section 102(d) was not added until 2004, the "facts ascertainable" concept has long been available under Section 151 with respect to terms of stock and in Subchapter IX involving mergers and consolidations. As set forth in the legislative synopsis of the 2004 amendment, Section 102(d) was "intended to negate any implication that the publicly filed nature of a certificate of incorporation precludes the inclusion of such provisions." See S.S. for S.272, 142d Gen. Assembly, 74 Del. Laws, c. 326, ss.1 (2004).

      The Proposed Amendment relies on a determination of the Board of Directors of the Company as to the exact ratio to use for the reverse stock split contemplated therein. Section 102(d) defines "facts" on which the certificate of incorporation may be made dependent to include "the occurrence of any event, including a determination or action by any person or body, including the corporation." 8 Del. C. ss. 102(d) (emphasis added). Thus, the number of shares to be combined into one share pursuant to the Proposed Amendment may be made dependent on a determination of the Board of Directors of the Company in the manner proposed.

                                   CONCLUSION

      Based upon and subject to the foregoing and subject to the assumptions, limitations, exceptions and qualifications stated herein, it is our opinion that, when duly approved, adopted, executed, certified and acknowledged by the Company and filed with the Secretary of State pursuant to the provisions of
Section 242 of the General Corporation Law, the Proposed Amendment will be valid and effective under Delaware law.

      We are admitted to practice law in the State of Delaware and do not hold ourselves out as being experts on the law of any other jurisdiction. The foregoing opinion is limited to the General Corporation Law, and we have not considered and express no opinion on the effect of any other laws or the laws of any other state or jurisdiction, including state or federal laws regulating securities, federal tax laws or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. In addition, we express no opinion as to the effect on our opinion of principles of equity, whether considered in a proceeding in equity or at law.

      The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.


                                      Very truly yours,

                                      /s/ Richards, Layton & Finger, P.A.

CSB/PHS